Duval & Stachenfeld llp

555 Madison Avenue, 6th Floor

New York, New York 10022

Telephone: 212-883-1700

Facsimile: 212-883-8883

www.dsllp.com

Evan Hudson

Direct Dial: 212-692-7343

ehudson@dsllp.com

VIA EDGAR

Kim McManus

Senior Counsel

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:

NY Residential REIT, LLC (the “Company”)

Amendment No. 4 to Offering Statement on Form 1-A

Filed May 1, 2017

File No. 024-10680

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified May 3, 2017 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●

the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Evan Hudson

Evan Hudson